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News Release	No. 11-217
November 1, 2011

Platinum Group Metals
Adds to Senior Management Team

(Vancouver/ Johannseburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) announces the appointment of Mr. Mlibo Mgudlwa as Vice-President of Platinum Group Metals (RSA) (Pty) Ltd. and Mr. Kris Begic as Vice-President of Corporate Development of Platinum Group Metals Ltd.

Mr. Mgudlwa has experience in corporate governance, contracting, litigation and general business management. He has practiced as a Senior State Advocate for the High Court of Johannesburg and was admitted as an attorney in 2002. He holds an LLB degree from the University of Durban Westville and a Post-graduate Diploma in Corporate Law from Rand Afrikaans University (now University of Johannesburg). After 12 years in the legal field, Mr. Mgudlwa ventured into business, holding the position of CEO of Africa Wide Investment Holdings and is a Director of Sarong Investment Holdings, a company with interests in agriculture. Mr. Mugdlwa is also a non-executive director of Wesizwe (WEZ-JSE), the 26% partner in the WBJV Project 1 Platinum mine in construction.

Mr. Begic has served as the Manager of Corporate Development for Platinum Group since 2008 and has been intimately involved in the growth of the company since that time. He has over fifteen years of experience in the mining industry and capital markets and has been involved with the raising of over $250 million for various exploration and development projects globally. He will continue to focus his efforts on project generation, mergers and acquisitions, capital markets, investor relations and marketing. Mr. Begic graduated from the University of Toronto in 1992 with a B.A. in History and Political Science.

R. Michael Jones, President and CEO of Platinum Group Metals, commented that “The appointments of Mlibo and Kris to Vice Presidents of our operating and parent companies respectively is a result of their dedication and value add over many years and their growing roles as we expand our business.”

About Platinum Group Metals Ltd.
Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development. The WBJV Project 1 Platinum Mine has an updated feasibility study calling for steady state production of 275,000 ounce per year of platinum group metals. A banking syndicate was recently appointed for a $260 million senior loan facility for the project.

PLATINUM GROUP METALS LTD.	…2

The WBJV Project 1 initial phase on construction is advancing safely according to plan with 200,000 man hours worked without a lost time incidence. There are approximately 300 persons on site with significant employee participation from the local area. The project is within weeks of the schedule set a year ago and it is on budget. Banking due diligence and documentation is in progress as planned. The Environmental Assessment process is advancing according to plan with the final EIA document published for comment in October 2011.

Significant Milestones in the near term are; the completion of the Project loan documentation and due diligence, completion of an off-take arrangement for the sale of concentrate and the completion of the Mining Right Application with the Department of Minerals and Resources.

Platinum Group also has active exploration programs with drilling at the Sable Joint Venture and Waterberg Joint Ventures in South Africa and active exploration in Canada for Platinum and Palladium.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, Vice-President Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.